

April 26, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE:** **CVR Energy, Inc.**
> **Amended Schedule TO-T filed April 23, 2012 by IEP Energy LLC et. al.**
> **File No. 005-83522**

Dear Mr. Schaitkin:

We have reviewed your filings and have the following comments.

Supplement to Offer to Purchase

Marketing Period, page 3

1. Please revise your disclosure to make the following clarifications, if true:

    - That the Offeror Parties are not committed to supporting any cash or non-cash offer after the Marketing Period.
    - That, while the CCP refers to holders receiving a payment as a result of a sale of the company's stock or all or substantially all of the company's assets, the Offeror Parties commitment is related to a sale of "the stock or *assets* of the Company, *as an entirety*." (emphasis added)
    - How and by whom will the financial capacity of a potential acquiror be determined.
    - Whether the Offeror Parties have complete discretion in determining whether the terms and conditions of transaction proposal are reasonably acceptable.

Contingent Cash Payment Agreement, page 4

2. Please revise your disclosure to clarify that the closing of a transaction and payment of any additional cash may extend significantly beyond the 15-month term of the CCP.

   Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions